UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at June 24, 2010

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Philip Kotze
Director

Date: June 25, 2010

Print the name and title of the signing officer under his signature

  800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
www.anooraqresources.com

FOR IMMEDIATE RELEASE

June 24, 2010

RESULTS OF ANNUAL AND EXTRAORDINARY GENERAL MEETING
AND APPROVAL OF NAME CHANGE

Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) is pleased to announce that the resolutions proposed at the annual and extraordinary general meeting held today, Thursday, June 24 2010, including the resolution relating to the alteration of the Articles of Anooraq to change the name of the Company from Anooraq Resources Corporation to Atlatsa Resources Corporation (the "name change"), were approved by the requisite majorities of shareholder votes.

The board of directors of the Company determined that it would be desirable for the Company to change its name to reflect the South African focus of the Company following the acquisition of the Bokoni Mine. Atlatsa is a Sotho word meaning "to make prosperous". The name change is expected to take effect following the requisite regulatory filings by the Company and such effective date will be announced by the Company at the relevant time.

For further information please visit our website www.anooraqresources.com, call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114 or use the contacts referenced below.

Queries:
Joel Kesler
Executive: Corporate and Business Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Advisers
Melanie de Nysschen
Office: +27 11 583 2000
Mobile: +27 82 465 8969

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The NYSE Amex has neither approved nor disapproved the contents of this release.

Cautionary and Forward Looking Information
This document contains "forward-looking statements" that were based on Anooraq's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to uncertainties relating to the timing of the name change of the Company.
For further information on Anooraq, investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.